Exhibit 99.1

Auryn Completes Form 40-F Filing

Vancouver, Canada – March 19th, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) reports that it has filed its 2019 annual report on Form 40-F with the United States Securities and Exchange Commission. The Form 40-F includes Auryn’s annual information form, management discussion and analysis and audited financial statements for the year ended December 31st, 2019. As required by Section 610(b) of the NYSE American Company Guide, the Company notes that the audit report from its independent registered public accounting firm included a going concern emphasis of matter that was attributable to the Company’s working capital and accumulated deficits as at December 31st, 2019. The working capital deficit has been addressed subsequent to December 31st, 2019 through the completion of the Company’s CAD$15 million private placement of common shares, as disclosed in the Company’s February 6th, and 27th, 2020 news releases, which has placed the Company in a strong balance sheet position with positive working capital.

On Behalf of the Board,

Ivan Bebek

Executive Chairman and Director

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technology-driven junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has six projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes a proposed financing and completion if a proposed loan amendment as well as information relating to or associated with the acquisition and title to mineral concessions. In addition to the stated conditions to complete the transactions forward looking statements involve other known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.